UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2025

Commission File Number: 000-27663

SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Notice of Failure to Satisfy a Continued Listing Rule or Standard

On May 21, 2025, Sify Technologies Limited (the “Company”) filed with the U.S. Securities and Exchange Commission a current report on Form 6-K regarding the resignation of Dr. Ajay Kumar from the Company’s Board of Directors (the “Board”).  Dr. Kumar was an independent director, a member of the Board’s Audit Committee, and Chairman of the Board’s Compensation/Nomination and Remuneration Committee. Dr. Kumar resigned to take charge of a constitutional responsibility pursuant to the order of the Hon'ble President of India.  After Dr. Kumar’s resignation, the Board comprises three independent directors and three non-independent directors, and the Board’s Audit Committee only comprises two independent directors.

On May 21, 2025, the Company also notified the Nasdaq Stock Market (“Nasdaq”) of Dr. Kumar’s resignation, and the resultant non-compliance with Nasdaq Listing Rule 5605(b)(1), requiring that the majority of the Board be composed of independent directors, and Nasdaq Listing Rule 5605(c)(2), requiring that there be at least three members of the Board’s audit committee.  The Company indicated its intent to rely on the cure periods in Nasdaq Listing Rules 5605(b)(1)(A) and 5605(c)(4)(B).

On June 5, 2025, the Company received a letter from the Listing Qualifications Department of Nasdaq indicating that, due to Dr. Kumar’s resignation, the Company no longer complies with Nasdaq’s independent director and audit committee requirements as set forth in Listing Rule 5605.  In its letter, Nasdaq also indicated that, consistent with Listing Rules 5605(b)(1)(A) and 5605(c)(4), the Company would be provided with a cure period to regain compliance.  Such cure period will last until the earlier of the Company’s next annual shareholders’ meeting, or May 15, 2026; provided that, if the next annual shareholders’ meeting is held before November 11, 2025, then the Company must evidence compliance no later than November 11, 2025.

The Nasdaq notice has no immediate effect on the listing or trading of the Company’s ADSs on the Nasdaq Capital Market.

The Company is actively engaged in identifying and evaluating the appointment of another independent director to the Board and to fill the vacancies created by Dr. Kumar’s resignation and to regain compliance with the Nasdaq Listing Rules within the specified cure period.  However, there can be no assurance that the Company will be able to regain compliance with the independent director requirements or maintain compliance with any of the other Nasdaq continued listing requirements.

In the event the Company does not regain compliance by the end of the cure period, Nasdaq will provide notice to the Company that its ADSs will be subject to delisting. At that time, the Company may appeal the Nasdaq staff’s delisting determination to a Nasdaq Hearings Panel.

The Company issued a press release on June 10, 2025 announcing receipt of the independent director non-compliance notification from Nasdaq. A copy of this press release is attached hereto as Exhibit 99.1.

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EXHIBIT INDEX

Exhibit No.

99.1	Press Release Announcing Nasdaq Independent Director Non-Compliance Notice

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2025
For Sify Technologies Limited

	By:	/s/ M P Vijay Kumar
		Name:	M P Vijay Kumar
		Title:	Executive director and Group Chief Financial Officer

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